UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File No. 001-33580

KEEGAN RESOURCES INC.
(Translation of registrant's name into English)

Suite 600-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Material change report dated November 7, 2012
99.2	Condensed interim consolidated financial statements for the three and six months ended September 30, 2012 and 2011 (unaudited)
99.3	Management Discussion and Analysis – Three and six months ended September 30, 2012 and 2011
99.4	CEO certification of interim filings
99.5	CFO certification of interim filings
99.6	Technical report (NI 43-101) on Esaase Gold Project in the Ashanti Region, Ghana, dated October 10, 2012

99.7	Consent of Qualified Person, Charles Muller (SACNASP), dated November 23, 2012
99.8	Consent of Qualified Person, Antonio Umpire (CUI), dated November 23, 2012
99.9	Shareholder Rights Plan Agreement between Keegan Resources Inc. and Computershare Investor Services Inc. dated as of August 3, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KEEGAN RESOURCES INC.

Date:  January 7, 2013

By:
/s/ Greg McCunn
Greg McCunn
Chief Financial Officer